SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

GP Cellulose Group LLC

an indirect wholly-owned subsidiary of

Georgia-Pacific LLC

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

Tye Darland

Senior Vice President – General Counsel

Georgia-Pacific LLC

133 Peachtree St. NE

Atlanta, Georgia 30303

(404) 652-4000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein

Bradley C. Faris

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,504,790,925.00	$205,253.48

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 40,127,758 shares of common stock, par value $0.01 per share, of Buckeye Technologies Inc. at a purchase price of $37.50 per share. Such number of shares consists of (i) 39,528,015 shares of common stock issued and outstanding as of May 1, 2013, including 640,425 shares subject to forfeiture restrictions, repurchase rights, or other restrictions, and (ii) 599,743 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00013640 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $205,253.48	Filing Party: GP Cellulose Group LLC
Form or Registration No. Schedule TO	Date Filed: May 7, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2013 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on May 15, 2013, Amendment No. 2 filed with the SEC on May 20, 2013, Amendment No. 3 filed with the SEC on May 22, 2013, Amendment No. 4 filed with the SEC on May 29, 2013, Amendment No. 5 filed with the SEC on June 5, 2013, Amendment No. 6 filed with the SEC on June 11, 2013 (“Amendment No. 6”), Amendment No. 7 filed with the SEC on June 18, 2013, Amendment No. 8 filed with the SEC on June 21, 2013, and this Amendment, the “Schedule TO”), which relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (the “Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock (including Restricted Shares (as defined in the Offer to Purchase)), par value $0.01 per share, of Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), at a purchase price of $37.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Amendment is being filed on behalf of Georgia-Pacific and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth below:

On June 26, 2013, Georgia-Pacific and the Purchaser announced that the Purchaser elected to terminate the previously announced Offer in accordance with the terms of the Merger Agreement at its expiration at 5:00 p.m., New York City time, on Tuesday, June 25, 2013 and to convert to a “long form” merger in connection with its pending acquisition of Buckeye. At the expiration of the Offer, due to pending regulatory review, the HSR Condition and the Other Governmental Approvals Condition were not satisfied.

Georgia-Pacific and GP Cellulose elected to convert to the Merger as a result of the Second Request from the DOJ regarding the nonwovens business, which was previously disclosed in Amendment No. 6. The “long form” merger affords Buckeye’s shareholders the opportunity to vote to approve the Merger.

Under the Merger Agreement, Buckeye has agreed to hold a special meeting of its shareholders promptly to consider and vote on the adoption of the Merger Agreement. Adoption of the Merger Agreement requires the affirmative vote of at least 75 percent of the outstanding shares of Buckeye Technologies’ common stock. Subject to receipt of shareholder approval and the satisfaction or waiver of the other conditions to the Merger, Buckeye’s shareholders will receive in the Merger $37.50 per share, net to the shareholders in cash, without interest, subject to withholding of taxes as required by applicable law — the same price they would have received in the Offer.

The Depositary for the Offer has advised Georgia-Pacific that prior to the expiration of the tender offer, approximately 33,379,812 shares had been validly tendered and not properly withdrawn in the Offer. This represents approximately 83 percent of the 40,127,758 shares of Buckeye’s common stock deemed issued and outstanding, on a fully–diluted basis, as of June 25, 2013. Georgia-Pacific has instructed the Depositary to promptly return all shares previously tendered and not withdrawn. Tendered shares will be returned automatically and no action is required by Buckeye’s shareholders. Questions regarding the return of shares may be directed to the Depositary at (877) 248-6417 or (718) 921-8317.

The information set forth in the press release issued by Georgia-Pacific dated June 26, 2013, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(L), is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(1)(L)    Press Release issued by Georgia-Pacific, dated June 26, 2013

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP Cellulose Group LLC

By:	/s/ David G. Park
Name: David G. Park
Title: President

Georgia-Pacific LLC

By:	/s/ David G. Park
Name: David G. Park
Title: Senior Vice President of Strategy and Business Development

Date: June 26, 2013

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of May 7, 2013*

(a)(1)(B)	Letter of Transmittal for Shares*

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares*

(a)(1)(D)	Notice of Guaranteed Delivery*

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(G)	Press Release, dated April 24, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Georgia-Pacific with the SEC on April 24, 2013) *

(a)(1)(H)	Summary Advertisement published on May 7, 2013*

(a)(1)(I)	Press Release issued by Georgia-Pacific, dated May 7, 2013*

(a)(1)(J)	Press Release issued by Georgia-Pacific, dated June 5, 2013***

(a)(1)(K)	Press Release issued by Georgia-Pacific, dated June 18, 2013****

(a)(1)(L)	Press Release issued by Georgia-Pacific, dated June 26, 2013

(a)(5)(A)	Verified Consolidated Amended Class Action Complaint, dated May 13, 2013 (In re Buckeye Technologies, Inc. Shareholders Litigation)**

(b)(1)	Form of Commercial Paper Dealer Agreement*

(b)(2)	Issuing and Paying Agency Agreement, dated as of January 15, 2013, by and between Georgia-Pacific and JPMorgan Chase Bank, National Association*

(d)(1)	Agreement and Plan of Merger, dated as of April 23, 2013, by and among Georgia-Pacific, the Purchaser and Buckeye (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Buckeye with the SEC on April 24, 2013)*

(d)(2)	Form of Letter Agreement entered into by Georgia-Pacific, the Purchaser and each of Buckeye’s Directors and Executive Officers*

(d)(3)	Confidentiality Agreement, dated as of January 30, 2013, by and between Buckeye and Georgia-Pacific*

*	Previously filed as exhibits to this Schedule TO on May 7, 2013
**	Previously filed as an exhibit to this Schedule TO on May 15, 2013
***	Previously filed as an exhibit to this Schedule TO on June 5, 2013
****	Previously filed as an exhibit to this Schedule TO on June 18, 2013